GEOGLOBAL RESOURCES INC.
Head Office: 200, 630 - 4th Avenue SW, Calgary, Alberta T2P 0J9 Canada
Phone: 403-777-9250 Fax: 403-777-9199

January 25, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:  GeoGlobal Resources Inc.
File No.:      333-129225

Dear Sir/Madam:

The undersigned respectfully requests that the effective date of the above Registration Statement on Form S-3 be accelerated to 10:00 A.M. (EST) Wednesday, January 25, 2006 or as soon thereafter as may be possible.

The undersigned acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GeoGlobal Resources Inc.

By: /s/Allan J. Kent__________
Allan J. Kent,
Executive Vice President and
Chief Financial Officer